February 19, 2008

BY FAX AND U.S. MAIL

Karen M. McLaughlin
Senior Corporate Counsel
Great American Financial Resources, Inc.
525 Vine Street, 7th Floor
Cincinnati, OH 45202

      Re: Annuity Investors Variable Account C
              Initial Registration Statement on Form N-4
              <u>File Nos. 333-148444; 811-21095</u>

Dear Ms. McLaughlin:

       The staff has reviewed the above-referenced initial registration statement, which the Commission received on January 3, 2008. The registration statement received a full review. Based on our review, we have the following comments.

1. **Table of Contents**

   a. Please remove "EX-99" from the table of contents of the prospectus.

   b. Please include Appendices A, B, C and D in the table of contents of the prospectus.

2. **Definitions**

   Please place the defined terms in alphabetical order for ease of use. (*e.g.,* "contract anniversary" and "contract year")

3. **Expense Table (p. 4)**

   The table lists a "current" loan interest spread. Please clarify what is the maximum loan interest spread. See Form N-4, Item 3, Instr. 5.

4. **Examples (pp. 7 - 8)**

   a. Please revise the first bullet point to indicate that the early withdrawal charge is the only contract owner transaction expense reflected in the expense example.

   b. Please confirm supplementally that the contractual waivers are only reflected for the term of the contractual waiver.

    c. Please make it clear whether the minimum portfolio expenses are the minimum expenses before or after contractual waivers. If after contractual waivers, please confirm supplementally that the contractual waivers are only reflected for the term of the contractual waiver.

5. **Overview (p. 9)**

Please revise the subsection on Optional Guaranteed Withdrawal Benefits to note that excess withdrawal can adversely affect the benefit and that there are investment restrictions associated with the benefit.

6. **The Portfolios (p. 11)**

Please highlight the second paragraph of the overview in bold. *See* Form N-4, Item 5(d).

7. **Allocation During Right to Cancel Period (p. 14) & Your Right to Cancel (p. 54)**

Please revise your disclosure to state that if you move funds to a money market or fixed account during the free-look period and the free-look is exercised; contract owners must receive the greater of their purchase payments (premiums) or the contract value without surrender charges. *See, e.g.,* State Farm Life Insurance Company, No-Action Letter, 1997 SEC No-Act. LEXIS 959 (Oct. 24, 1997).

8. **Transfer (p. 21)**

    a. Please clarify supplementally how long it would take a policy owner who held $100,000 in the Fixed Account to move the entire $100,000 into one or more of the variable investment choices under your limitations.

    b. Please explain supplementally whether a contract owner, who has assets in the Fixed Account, can choose to have his entire account value moved to the designated subaccounts without offending the restriction on transfers out of the Fixed Account in order to exercise the living benefit riders.

    c. Please disclose that if the fixed account value is less than $500 and the insurer transfers the value from the fixed account, it will do so in accordance with the insured's allocation instructions.

    d. Please state that the Other Fixed Accumulation Account Restrictions do not apply to the automatic transfer programs.

9. **Withdrawals (p. 25)**

    a. Please include language that states that withdrawals may adversely affect benefits offered under the living benefit riders and include a cross references to the living benefits sections of the prospectus.

b.   Please include disclosure that states that each withdrawal must be at least $500, *except for systematic withdrawals.*

10. **Required Allocations to Designated Accounts (pp. 29 and 37)**

If you reserve the right to change the designated subaccounts, please state so and state the type of notice that would be provided.

11. **Guaranteed Lifetime Withdrawal Benefit (pp. 27 - 35)**

a.   Please clearly state the effect of Excess Withdrawals on the rider in bold at the beginning of the section describing the rider.

b.   The prospectus states that after an owner has been paying fees for the Guaranteed Lifetime Minimum Withdrawal Benefit, the registrant may nonetheless prohibit the owner from activating the benefit if it does so on a nondiscriminatory basis. Please include the risk that the registrant may prevent the owner from activating the benefit in the Risks subsection of the Overview. Please make the conforming change resulting from the same disclosure as to the Guaranteed Minimum Withdrawal Benefit on page 36.

c.   The prospectus notes that the Guaranteed Lifetime Minimum Withdrawal Benefit may not be activated if the Guaranteed Minimum Withdrawal Benefit is in effect. Please clarify in the fee table and in this section whether or not the Guaranteed Lifetime Minimum Withdrawal Benefit may be issued at all if the Guaranteed Minimum Withdrawal Benefit is in effect.

d.   Please provide examples of how the benefit base amount, rollup feature, and resets operate (including any "adjustments").

e.   Please state more plainly what a roll-up is.

f.   The prospectus states that a rollup period begins on any Reset Date. Please clarify whether a rollup period beginning before a Reset Date also ends on that Reset Date.

g.   Please clarify what is intended by the phrase "[adjustment information]."

h.   Please state whether a rollup is computed before or after a rider reset.

i.   With regard to the Excess Withdrawal Adjustment, please make it clear that the adjustment is to the Benefit Base. Also, please revise the first bullet point to make it more descriptive of how the percentage reduction is calculated. Finally, please provide a cross-reference in the Excess Withdrawal example.

j.   Please disclose the "Additional Adjustments" (p. 32) and provide examples, if applicable.

k. With regard to the Annuity Benefit, please explain supplementally what is meant by the annuity benefit will not be less than the Benefit amount. Does this mean the aggregate annuity payments for a given year will be greater than or equal to 5% of the Benefit Base Amount? Is this true even if a contract owner opts for a variable payout?

l. Please explicitly describe the effect of the contract value being reduced to zero.

12. Guaranteed Minimum Withdrawal Benefit (pp. 36 - 42)

a. Please clearly state the effect of Excess Withdrawals on the rider in bold at the beginning of the section describing the rider.

b. Please provide examples of how the benefit base amount, and resets operate (including the "adjustments").

c. With regard to the Excess Withdrawal Adjustment, please make it clear that the adjustment is to the Benefit Base. Also, please revise the first bullet point to make it more descriptive of how the percentage reduction is calculated. Finally, please provide a cross-reference in the Excess Withdrawal example.

d. Please clarify whether resetting the Benefit Base also sets the total benefits paid to zero.

e. Please explicitly describe the effect of the contract value being reduced to zero**.**

13. Annuity Benefit & Death Benefit (pp. 44 & 46)

At the end of each section, please include a cross-reference to the "settlement options" section.

14. Annuity Benefit & Settlement Options (pp. 44 & 50)

Please include a cross-reference to Calculation of Benefit Payments. Also, please consider moving this section to directly follow the "Settlement Options" section.

15. Glossary Of Financial Terms (pp. 67 - 68)

Please consider moving some item of the glossary to the definitions section and others to the substantive portions of the prospectus where the concepts are disclosed. *See* General Instruction J, regarding item 2 information in Form N-4.

16. Appendix C: Transfer Restrictions (pp. C-1 - C-2)

a. Please consider moving this disclosure to the body of the prospectus.

b. When describing the policies used to deter market timing, the language is qualified by the term "generally". If this term is used because the insurer reserves some discretion in implementing its policies, please state so.

c. At the end of the first subsection, please include language to the effect that in spite of your policies, it is possible that some market timing activity may proceed while other activity is prohibited.

d. Please confirm supplementally that if a registered representative has investment discretion over more than one contract, all transfers must be in writing and sent my regular mail.

e. Please include language regarding the sharing of contract owner information with the portfolios as was recently implemented pursuant to rule 22c-2, as well as the possible imposition of redemption fees by the portfolios.

17. Item 7 of Form N-4

Please briefly describe any changes that can be made to the contract or the operations of the Registrant (including: (i) why a change may be made (e.g., changes in applicable law or interpretations of law); (ii) who, if anyone, must approve any change; and (iii) who, if anyone, must be notified of any change) as per Item 7(c) of Form N-4.

18. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

19. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

20. Powers of Attorney

Please include new Powers of Attorney that specifically describes this registration statement by name or by their '33 Act file numbers as per Rule 483(b).

21. Miscellaneous

Please be sure to update all the missing information in the prospectus so the staff can complete its review of this registration statement.

22. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

23. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement amendments, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products